Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the years ended December 31,
	2009	2008	2007	2006	2005
Earnings
Income (loss) before income taxes from continuing operations	$(873)	$(1,034)	$664	$523	$(826)
Income from equity investees	(67)	(48)	(101)	(145)	(281)

Income (loss) before income taxes from continuing operations before adjustment for income from equity investees	(940)	(1,082)	563	378	(1,107)

Fixed charges	1,074	972	1,074	1,354	1,441
Distributed income of equity investees	88	180	189	139	209
Capitalized interest	(48)	(45)	(51)	(45)	(45)
Preferred returns on consolidated subsidiaries	(5)	—	(6)	(1)	(11)

Total earnings available for fixed charges	$169	$25	$1,769	$1,825	$487

Fixed charges
Interest and debt expense	$1,056	$959	$1,055	$1,340	$1,413
Interest component of rent	13	13	13	13	17
Preferred returns on consolidated subsidiaries	5	0	6	1	11

Total fixed charges	$1,074	$972	$1,074	$1,354	$1,441

Ratio of earnings to fixed charges(1)	—	—	1.65	1.35	—

Fixed charges
Interest and debt expense	$1,056	$959	$1,055	$1,340	$1,413
Interest component of rent	13	13	13	13	17
Preferred returns on consolidated subsidiaries	5	—	6	1	11
Preferred stock dividend of parent	37	37	56	36	27

Total fixed charges and preferred stock dividend	$1,111	$1,009	$1,130	$1,390	$1,468

Ratio of earnings to combined fixed charges and preferred stock dividends(2)	—	—	1.57	1.31	—

(1)	Earnings for the years ended December 31, 2009, 2008 and 2005 were inadequate to cover fixed charges by $905 million, $947 million, and $954 million, respectively.

(2)	Earnings for the years ended December 31, 2009, 2008 and 2005 were inadequate to cover fixed charges and preferred stock dividends by $942 million, $984 million, and $981 million, respectively.
For purposes of computing these ratios, earnings means income (loss) before income taxes from continuing operations before:
—	income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and

—	fixed charges;
less:
—	capitalized interest
Fixed charges means the sum of the following:
—	interest costs, not including interest on tax liabilities which is included in income tax expense our income statement

—	amortization of debt costs

—	that portion of rental expense which we believe represents an interest factor; and

—	preferred stock dividends and preferred returns on consolidated subsidiaries.